PROMISSORY NOTE

$98,000,000   December 16, 2004

FOR VALUE RECEIVED, **MAGUIRE PROPERTIES - LANTANA NORTH, LLC**, a Delaware limited liability company, and **MAGUIRE PROPERTIES - LANTANA SOUTH, LLC**, a Delaware limited liability company, each having its principal place of business at 333 South Grand Avenue, Suite 400, Los Angeles, California 90071 (collectively, "**Maker**"), hereby promises to pay to the order of **GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.,** a Delaware corporation, at its principal place of business at 600 Steamboat Road, Greenwich, Connecticut 06830 (together with its successors and assigns "**Payee**") or at such place as the holder hereof may from time to time designate in writing, the principal sum of Ninety Eight Million and No/00 Dollars ($98,000,000) (the "**Principal**"), in lawful money of the United States of America, with interest on the unpaid principal balance from time to time outstanding at the Interest Rate, in installments as follows:

A.   A payment of $282,117.50 on the date hereof, representing interest from the date of funding through January 5, 2004;

B.   On February 6, 2005 (which shall be the first Payment Date hereunder) and each Payment Date thereafter through and including the Maturity Date, the interest only on the Principal at the Interest Rate shall be payable in monthly installments (each such installment, the "**Monthly Debt Service Payment Amount**"); each of such payments, subject to the provisions of Section 2.2 and Section 3.8 of the Loan Agreement (hereinafter defined), to be applied to the payment of interest computed at the Interest Rate; and

C.   The balance of the principal sum of this Note together with all accrued and unpaid interest thereon shall be due and payable on the Maturity Date.

Section 1.   Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings given in that certain Loan Agreement (the "**Loan Agreement**") dated the date hereof between Maker and Payee. The following terms have the meanings set forth below:

*Business Day***:** any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required to close.

*Default Rate***:** a rate per annum equal to the lesser of (i) the maximum rate permitted by applicable law, or (ii) 5% above the Interest Rate.

*Interest Period***:** (i) the period from the date hereof through the first day thereafter that is the 5th day of a calendar month and (ii) each period thereafter from the 6th day of each calendar month through the 5th day of the following calendar month; except that the Interest Period, if any, that would otherwise commence before and end after the Maturity Date shall end on the Maturity Date. Notwithstanding the foregoing, if Payee exercises its right to change the Payment Date to a New Payment Date in accordance with Section 2.2.4 of the Loan Agreement, then from and after such election, each Interest Period shall be the period from the New Payment Date (as defined under Section 2.2.4 of the Loan Agreement) in each calendar month through the day in the next succeeding calendar month immediately preceding the New Payment Date in such calendar month.

Interest Rate: a rate of interest equal to 4.935% per annum (or, when applicable pursuant to this Note or any other Loan Document, the Default Rate).

Maturity Date: the date on which the final payment of principal of this Note (or the Defeased Note, if applicable) becomes due and payable as therein provided, whether at the Stated Maturity Date, by declaration of acceleration, or otherwise.

Payment Date: the 6th day of each calendar month or, upon Payee's exercise of its right to change the Payment Date in accordance with Section 2.2.4 of the Loan Agreement, the New Payment Date (in either case, if such day is not a Business Day, the Payment Date shall be the first Business Day thereafter). The first Payment Date hereunder shall be February 6, 2005.

Stated Maturity Date: January 6, 2010, as such date may be changed in accordance with Section 2.2.4 of the Loan Agreement.

Yield Maintenance Premium: an amount equal to the greater of (i) one percent of the outstanding principal balance of the Loan at the time of prepayment or (ii) an amount which, when added to the outstanding Principal, would be sufficient to purchase U.S. Obligations which provide payments (a) on or prior to, but as close as possible to, all successive scheduled payment dates under this Note through the Stated Maturity Date and (b) in amounts equal to the Monthly Debt Service Payment Amount required under this Note through the Stated Maturity Date together with the outstanding principal balance of this Note as of the Stated Maturity Date assuming all such Monthly Debt Service Payments are made (including any servicing costs associated therewith). In no event shall the Yield Maintenance Premium be less than zero.

Section 2.   <u>Payments and Computations</u>. Interest on the unpaid Principal shall be computed on the basis of the actual number of days elapsed over a 360-day year. All amounts due under this Note shall be payable without setoff, counterclaim or any other deduction whatsoever and are payable without relief from valuation and appraisement laws and with all costs and charges incurred in the collection or enforcement hereof, including, attorneys' fees and court costs.

Section 3.   <u>Loan Documents</u>. This Note is evidence of that certain loan made by Payee to Maker contemporaneously herewith and is executed pursuant to the terms and conditions of the Loan Agreement. This Note is secured by and entitled to the benefits of, among other things, the Mortgage and the other Loan Documents. Reference is made to the Loan Documents for a description of the nature and extent of the security afforded thereby, the rights of the holder hereof in respect of such security, the terms and conditions upon which this Note is secured and the rights and duties of the holder of this Note. No reference herein to and no provision of any other Loan Document shall alter or impair the obligation of Maker, which is absolute and unconditional (except for Section 10.1 of the Loan Agreement and as provided under Section 2.3.3 and elsewhere under the Loan Agreement), to pay the principal of and interest on this Note at the time and place and at the rates and in the monies and funds described herein. All of the agreements, conditions, covenants, provisions and stipulations contained in the Loan Documents to be kept and performed by Maker are by this reference hereby made part of this Note to the same extent and with the same force and effect as if they were fully set forth in this Note, and Maker covenants and agrees to keep and perform the same, or cause the same to be kept and performed, in accordance with their terms.

        Section 4. <u>Loan Acceleration; Prepayment</u>. The Debt, shall without notice become immediately due and payable at the option of Payee if any payment required in this Note is not paid on the date on which it is due or upon the happening and continuance of any other Event of Default. Maker shall have no right to prepay or defease all or any portion of the Principal except in accordance with Sections 2.3.2, 2.3.3, 2.3.4 and 2.4 of the Loan Agreement. If prior to the Permitted Prepayment Date (i) Maker shall (notwithstanding such prohibition of prepayment) tender, and Payee shall, in its sole discretion, elect to accept, prepayment of the Debt (except as expressly set forth in Section 2.3.2 of the Loan Agreement), or (ii) the Debt is accelerated by reason of an Event of Default which is continuing, then the Debt shall include, and Payee shall be entitled to receive, in addition to the outstanding principal and accrued interest and other sums due under the Loan Documents, an amount equal to the Yield Maintenance Premium, if any, that would be required in connection with a Defeasance if a Defeasance were to occur or pursuant to Section 2.3.5 of the Loan Agreement at the time of Payee's acceptance of such tender or other receipt of the Debt (through foreclosure or otherwise), as the case may be. The principal balance of this Note is subject to mandatory prepayment, without premium or penalty, in certain instances of Insured Casualty or Condemnation, as more particularly set forth in Sections 2.3.2 and 7.4.2 of the Loan Agreement. Except during the continuance of an Event of Default, all proceeds of any repayment, including permitted prepayments, of Principal shall be applied in accordance with Section 2.3.1 of the Loan Agreement. During the continuance of an Event of Default, all proceeds of repayment, including any payment or recovery on the Property (whether through foreclosure, deed-in-lieu of foreclosure, or otherwise) shall, unless otherwise provided in the Loan Documents, be applied in such order and in such manner as Payee shall elect in Payee's discretion.

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Section 5.   Special Prepayment Provision.   Except as otherwise expressly provided in Section 4 hereof or in Section 2.3.2, 2.3.3 or 2.3.4 of the Loan Agreement, the Yield Maintenance Premium shall be due, to the extent permitted by applicable law, under any and all circumstances where all or any portion of the Loan is paid prior to the Permitted Prepayment Date as a result of an involuntary prepayment or a voluntary prepayment, and if such prepayment occurs during the continuance of an Event of Default (irrespective of whether foreclosure proceedings have been commenced), and shall be in addition to any other fees or sums due hereunder or under any of the other Loan Documents. **THE YIELD MAINTENANCE PREMIUM REQUIRED BY THIS SECTION 5 IS ACKNOWLEDGED BY MAKER TO BE PARTIAL COMPENSATION TO LENDER FOR THE COST OF REINVESTING THE LOAN PROCEEDS AND FOR THE LOSS OF THE CONTRACTED RATE OF RETURN ON THE LOAN. FURTHERMORE, MAKER ACKNOWLEDGES THAT THE LOSS THAT MAY BE SUSTAINED BY LENDER AS A RESULT OF SUCH PREPAYMENT BY MAKER IS NOT SUSCEPTIBLE OF PRECISE CALCULATION AND THE YIELD MAINTENANCE PREMIUM REPRESENTS THE GOOD FAITH EFFORT OF MAKER AND LENDER TO COMPENSATE LENDER FOR SUCH LOSS. EXCEPT AS EXPRESSLY PERMITTED IN THIS SECTION 5, MAKER EXPRESSLY WAIVES ALL RIGHTS IT MAY HAVE UNDER CALIFORNIA CIVIL CODE SECTION 2954.10 (OR OTHERWISE) TO PREPAY THE LOAN PRIOR TO THE LOCK OUT RELEASE DATE, IN WHOLE OR IN PART, WITHOUT PENALTY, WHETHER VOLUNTARILY OR UPON ACCELERATION OF THE MATURITY DATE OF THE LOAN, AND AGREES THAT IF, FOR ANY REASON A PREPAYMENT OF ALL OR ANY OF THE LOAN IS MADE PRIOR TO THE LOCK OUT RELEASE DATE, WHETHER VOLUNTARILY OR UPON OR FOLLOWING ANY ACCELERATION OF THE MATURITY DATE OF THE LOAN BY LENDER ON ACCOUNT OF ANY DEFAULT BY MAKER UNDER ANY LOAN DOCUMENT, THEN MAKER SHALL BE OBLIGATED TO PAY (EXCEPT AS PROVIDED UNDER SECTION 2.3.2 OF THE LOAN AGREEMENT), CONCURRENTLY THEREWITH, THE YIELD MAINTENANCE PREMIUM OR DEFAULT YIELD MAINTENANCE PREMIUM , AS APPLICABLE, SPECIFIED ABOVE. BY INITIALING THIS PROVISION IN THE SPACE PROVIDED BELOW, MAKER DECLARES THAT LENDER'S AGREEMENT TO MAKE THE LOAN AT THE INTEREST RATE AND ON THE OTHER TERMS SET FORTH HEREIN CONSTITUTES ADEQUATE AND VALUABLE CONSIDERATION, GIVEN INDIVIDUAL WEIGHT BY MAKER, FOR THIS WAIVER AND AGREEMENT.**


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Section 6.   Default Rate. After the occurrence and during the continuance of an Event of Default, the entire unpaid Debt shall bear interest at the Default Rate, and shall be payable, to the extent permitted by applicable law, within ten (10) days after the date Payee makes written demand therefor, and, if not so paid, shall be added to the Debt.

Section 7.   Late Payment Charge. If any Principal, interest or other sum due under any Loan Document is not paid by Maker on the date on which it is due, Maker shall pay to Payee, within ten (10) days after the date Payee makes written demand therefor, an amount equal to the lesser of 5% of such unpaid sum or the maximum amount permitted by applicable law, in order to defray the expense incurred by Payee in handling and processing such delinquent payment and to compensate Payee for the loss of the use of such delinquent payment, and, if not so paid, shall be added to the Debt.

Section 8.   Amendments. This Note may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Maker or Payee, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought. Whenever used, the singular number shall include the plural, the plural the singular, and the words "Payee" and "Maker" shall include their respective successors, assigns, heirs, executors and administrators. If Maker consists of more than one person or party, the obligations and liabilities of each such person or party shall be joint and several.

Section 9.   Waiver. Maker and all others who may become liable for the payment of all or any part of the Debt do hereby severally waive presentment and demand for payment, notice of dishonor, protest, notice of protest, notice of nonpayment, notice of intent to accelerate the maturity hereof and of acceleration. No release of any security for the Debt or any person liable for payment of the Debt, no extension of time for payment of this Note or any installment hereof, and no alteration, amendment or waiver of any provision of the Loan Documents made by agreement between Payee and any other person or party shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of Maker, and any other person or party who may become liable under the Loan Documents, for the payment of all or any part of the Debt.

Section 10.   Exculpation. It is expressly agreed that recourse against Maker for failure to perform and observe its obligation contained in this Note shall be limited as and to the extent provided in Section 10.1 of the Loan Agreement.

Section 11.   Notices.   All notices or other communications required or permitted to be given pursuant hereto shall be given in the manner specified in the Loan Agreement directed to the parties at their respective addresses as provided therein.

Section 12.   **Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS) AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.**

Section 13.   <u>Joint and Several.</u> Each Person constituting Maker hereunder shall have joint and several liability for the obligations of Maker hereunder.

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IN WITNESS WHEREOF, Maker has executed this Promissory Note as of the day and year first written.

MAKER:

MAGUIRE PROPERTIES-LANTANA NORTH, LLC,
a Delaware limited liability company

By: /s/ Dallas E. Lucas
      Name: Dallas E. Lucas
      Title: Chief Financial Officer

MAGUIRE PROPERTIES-LANTANA SOUTH, LLC,
a Delaware limited liability company

By: /s/ Dallas E. Lucas
      Name: Dallas E. Lucas
      Title: Chief Financial Officer